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+--------+
| FORM 4 |                       U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                               WASHINGTON, D.C. 20549
[_] Check this box if
    no longer subject         STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    to Section 16.
    Form 4 or Form 5       Filed pursuant to Section 16(a) of the Securities
    obligations may           Exchange Act of 1934, Section 17(a) of the
    continue. See            Public Utility Holding Company Act of 1935 or
    Instruction 1(b).      Section 30(f) of the Investment Company Act of 1940

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1.  Name and Address of Reporting Person*

        HELLER                      JEFFREY                           M.
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        (Last)                      (First)                        (Middle)

                              5400 LEGACY DRIVE
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                                   (Street)

        PLANO                        TEXAS                            75024
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        (City)                      (State)                           (Zip)


2.  Issuer Name and Ticker or Trading Symbol

        ELECTRONIC DATA SYSTEMS CORPORATION (EDS)


3.  I.R.S. Identification Number of Reporting Person, if an entity
    (voluntary)


4.  Statement for Month/Year

        JULY 2000


5.  If Amendment, Date of Original (Month/Year)


6.  Relationship of Reporting Person(s) to Issuer (Check all applicable)


     X  Director     X  Officer                 10% Owner        Other
    ---             --- (give title below)   ---             --- (specify below)

                        PRESIDENT, COO
                        --------------
    ---------------------------------------------------------------------------

7.  Individual or Joint/Group Filing (Check Applicable Line)

      X  Form filed by One Reporting Person
     ---
         Form filed by More than One Reporting Person
     ---

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Table I--Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
--------------------------------------------------------------------------------

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1. Title              2. Trans-  3. Trans-       4. Securities Acquired (A)        5. Amount of         6. Owner-     7. Nature
   of                    action     action          or Disposed of (D)                Securities           ship          of In-
   Security              Date       Code            (Instr. 3, 4 and 5)               Beneficially         Form:         direct
   (Instr. 3)            (Month/    (Instr. 8)                                        Owned at             Direct        Bene-
                         Day/    -----------------------------------------------      End of               (D) or        ficial
                         Year)                                                        Month                Indirect      Owner-
                                  Code    V       Amount      (A) or    Price        (Instr. 3 and 4)     (I)           ship
                                                              (D)                                         (Instr. 4)    (Instr. 4)
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
   COMMON STOCK                                                                       774,355 (1)             D
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   COMMON STOCK       7/31/2000    I      V        27,610        A       $43           28,311 (2)             I       By Vanguard
                                                                                                                      Fiduciary
                                                                                                                      Trust
                                                                                                                      Company
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   COMMON STOCK                                                                           920 (3)             I       By Spouse
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                                                                                          920 (3)             I       By Spouse
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
(1) This amount includes unvested restricted stock units granted pursuant to Rule 16b-3 qualified incentive plan. All such units are scheduled to vest (subject to earlier vesting based on the achievement of performance goals by EDS) during the period of 1999 through the earlier of normal retirement age or 2007.

(2) These shares were held in trust under EDS' Deferred Compensation Plan (a 401(k) savings plan) as of July 31, 2000. Vanguard accounts for holdings in the stock fund in units, comprised of stock and cash reserves. The number of shares reported above represents an approximate value based upon the fund balance and market value of EDS Common Stock on July 31, 2000.

(3) Shares held by spouse as custodian for minor children not residing in reporting person's household.

                                                                         (Over)

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------------------------
 1. Title of Derivative            2. Conver-          3. Trans-           4. Transac-            5. Number of Deriv-
    Security (Instr. 3)               sion or             action              tion Code              ative Securities
                                      Exercise            Date                (Instr. 8)             Acquired (A) or
                                      Price of            (Month/                                    Disposed of (D)
                                      Deriv-              Day/                                       (Instr. 3, 4, and 5)
                                      ative               Year)
                                      Security

                                                                           ---------------------------------------------------
                                                                           Code      V                (A)             (D)
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Option
(right to buy)                      $45.06
-----------------------------------------------------------------------------------------------------------------------------
Employee Stock Option
(right to buy)                      $40.59375
-----------------------------------------------------------------------------------------------------------------------------

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

 Table II--Derivative Securities Acquired, Disposed of, or Beneficially Owned
        (e.g., puts, calls, warrants, options, convertible securities)

------------------------------------------------------------------------------------------------------------------------------------
                              6. Date Exer-     7. Title and Amount of       8. Price    9. Number       10. Owner-    11. Na-
                                 cisable and       Underlying Securities        of          of Deriv-        ship          ture
                                 Expiration        (Instr. 3 and 4)             Deriv-      ative            Form          of In-
                                 Date                                           ative       Secur-           of De-        direct
                                 (Month/Day/                                    Secur-      ities            rivative      Bene-
                                 Year)                                          ity         Bene-            Securities    ficial
                                                                                (Instr.     ficially         Bene-         Owner-
                               --------------------------------------------     5)          Owned            ficially      ship
                               Date     Expira-              Amount or                      at End           Owned at      (Instr.
                               Exer-    tion        Title    Number of                      of               End of        4)
                               cisable  Date                 Shares                         Month            Month(1)
                                                                                            (Instr. 4)       (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option                              Common
(right to buy)                  (1)       (1)      Stock      500,000                       500,000            D
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Employee Stock Option                              Common
(right to buy)                  (2)       (2)      Stock      300,000                       300,000            D
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

(1) The option becomes 100% exercisable at the earliest of (i) 100% appreciation of exercise price, (ii) 12/17/2006, or (iii) the Normal Retirement, Death or Disability of Grantee. The option is exercisable for five-years from the date of exercise eligibility.

(2) The options become exercisable in five equal annual installments beginning March 1, 1999 and remain exercisable for five-years from the date of exercise eligibility.


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

  * If this form is filed by more than one reporting person, see
    Instruction 4(b)(v).

 ** Intentional misstatements or omissions of facts constitute Federal
    Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.


    /s/ D. GILBERT FRIEDLANDER                                  August 3, 2000
    --------------------------------------------                --------------
        D. GILBERT FRIEDLANDER, ATTORNEY-IN-FACT                     Date
              FOR JEFFREY M. HELLER

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